UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

JAVELIN Mortgage Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47200B 10 4
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 800,926
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 800,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 805,326*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 805,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON HC

____________________
* Includes 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 805,326*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 805,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON CO/HC

____________________
* Includes 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 805,326*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 805,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN/HC

____________________
* Includes 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 805,326*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 805,326*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON IN/HC

____________________
* Includes 4,400 shares of common stock receivable upon exercise of options issued by the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON STEVE JOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Consists of shares held directly by Archon Capital LLC, an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ERIC W. MUEHLHAUSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON OLOF S. NELSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON DONALD J. TRINGALI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON JOHN D. ZIEGELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of Flagship and WT were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The Shares reported herein for WAM, sole member and manager, were purchased for the account of Flagship, a private investment fund managed by WAM. A total of approximately $7,477,364 was paid for the 800,926 Shares, excluding brokerage commissions.

The Shares reported herein for WH, sole member and manager, were purchased for the account of WT, an options and ETF market maker.  The aggregate purchase price of certain call options exercisable into 4,400 Shares beneficially owned by WT, as further described in Item 6 to the Schedule 13D, is approximately $440, excluding brokerage commissions.

The Shares purchased by Mr. Joung were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Joung is approximately $15,350, excluding brokerage commissions.

The Shares purchased by Mr. Rice were purchased in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,500 Shares owned directly by Mr. Rice is approximately $8,628, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have reviewed the Merger Agreement announced on March 2, 2016 pursuant to which the Issuer has agreed to be acquired by ARMOUR Residential REIT, Inc. (“ARMOUR”) in a transaction that values the Issuer at 87 percent of its book value, or $7.14 per share as of March 1, 2016.  The Reporting Persons look forward to reviewing the tender offer documents as they become available, including the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, which the Reporting Persons expect will include sufficient details to allow the Reporting Persons and the Issuer’s shareholders to determine whether the proposed transaction is the best economic option available for providing full and fair value for their respective investment in the Issuer. Specifically, the Reporting Persons look forward to learning how the pricing for the MBS assets will be determined, especially considering that ARMOUR is a related entity of, and also externally managed by, the Issuer’s external manager, ARMOUR Capital Management LP.

CUSIP NO. 47200B 10 4

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,866,691 Shares outstanding, as of March 2, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 800,926 Shares owned by Flagship.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,926
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,926

(c)
WAM has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Flagship since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	WH

(a)	WH, as the sole member and manager of WAM, and the sole member and manager of WT, may be deemed the beneficial owner of the (i) 800,926 Shares owned by WAM and (ii) 4,400 Shares owned by WT.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 805,326
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 805,326

(c)
WH has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the (i) 800,926 Shares owned by WAM and (ii) 4,400 Shares owned by WT.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 805,326
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 805,326

CUSIP NO. 47200B 10 4

(c)
WTP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.           Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 800,926 Shares owned by WAM and (ii) 4,400 Shares owned by WT.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 805,326
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 805,326

(c)
Mr. Gust has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.           Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 800,926 Shares owned by WAM and (ii) 4,400 Shares owned by WT.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 805,326
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 805,326

(c)
Mr. Bellick has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Flagship and WT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Joung

(a)	As of the close of business on March 3, 2016, Mr. Joung beneficially owned 2,500 Shares.1

Percentage: Less than 1%

____________________
1 Consists of shares held directly by Archon Capital LLC., an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Joung has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

G.           Mr. Muehlhauser

(a)	As of the close of business on March 3, 2016, Mr. Muehlhauser did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Muehlhauser has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

H.           Mr. Nelson

(a)	As of the close of business on March 3, 2016, Mr. Nelson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nelson has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

I.           Mr. Rice

(a)	As of the close of business on March 3, 2016, Mr. Rice directly owned 1,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rice has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 47200B 10 4

J.           Mr. Tringali

(a)	As of the close of business on March 3, 2016, Mr. Tringali did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tringali has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

K.           Mr. Ziegelman

(a)	As of the close of business on March 3, 2016, Mr. Ziegelman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ziegelman has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

As of the close of business on March 3, 2016, the Reporting Persons collectively beneficially owned an aggregate of 809,326 Shares, constituting approximately 6.8% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 47200B 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

By:	/s/ John D. Ziegelman
	Name:	John D. Ziegelman

By:	/s/ Eric W. Muehlhauser
	Name:	Eric W. Muehlhauser

By:	/s/ Steve Joung
	Name:	Steve Joung

By:	/s/ Olof S. Nelson
	Name:	Olof S. Nelson

By:	/s/ Norman J. Rice, III
	Name:	Norman J. Rice, III

By:	/s/ Donald J. Tringali
	Name:	Donald J. Tringali

CUSIP NO. 47200B 10 4

SCHEDULE A

Transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Purchase of Common Stock	600	6.0800	01/28/2016
Purchase of Common Stock	107	6.0600	01/28/2016
Purchase of Common Stock	199	6.1400	01/29/2016
Purchase of Common Stock	2,550	6.2000	01/29/2016
Purchase of Common Stock	1,400	6.2100	01/29/2016
Purchase of Common Stock	800	6.1700	01/29/2016
Purchase of Common Stock	1,320	6.1800	01/29/2016
Purchase of Common Stock	200	6.1900	01/29/2016
Purchase of Common Stock	600	6.2200	01/29/2016
Purchase of Common Stock	500	6.1500	01/29/2016
Purchase of Common Stock	301	6.0900	02/01/2016
Purchase of Common Stock	138	6.0700	02/01/2016
Purchase of Common Stock	197	6.0800	02/01/2016
Purchase of Common Stock	800	6.1100	02/01/2016
Purchase of Common Stock	121	6.1300	02/01/2016
Purchase of Common Stock	208	6.1200	02/01/2016
Purchase of Common Stock	1,313	6.1000	02/01/2016
Purchase of Common Stock	400	6.0400	02/02/2016
Purchase of Common Stock	262	6.0500	02/02/2016
Purchase of Common Stock	32	6.0700	02/02/2016
Purchase of Common Stock	100	6.0800	02/02/2016
Purchase of Common Stock	1,166	6.0900	02/02/2016
Purchase of Common Stock	400	6.1100	02/02/2016
Purchase of Common Stock	700	6.0800	02/03/2016
Purchase of Common Stock	20	6.0700	02/03/2016
Purchase of Common Stock	915	6.0900	02/03/2016
Purchase of Common Stock	1,000	6.1000	02/03/2016
Purchase of Common Stock	1,200	6.1100	02/03/2016
Purchase of Common Stock	600	6.1200	02/03/2016
Purchase of Common Stock	198	6.0800	02/05/2016
Purchase of Common Stock	600	5.8800	02/08/2016
Purchase of Common Stock	800	5.9100	02/08/2016
Purchase of Common Stock	1,000	5.8900	02/08/2016
Purchase of Common Stock	100	5.8700	02/08/2016
Purchase of Common Stock	600	5.8400	02/08/2016
Purchase of Common Stock	796	5.8300	02/08/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	700	5.8300	02/09/2016
Purchase of Common Stock	1,300	5.8000	02/09/2016
Purchase of Common Stock	735	5.8100	02/09/2016
Purchase of Common Stock	400	5.7900	02/09/2016
Purchase of Common Stock	100	5.7800	02/09/2016
Purchase of Common Stock	800	5.7600	02/09/2016
Purchase of Common Stock	100	5.6900	02/09/2016
Purchase of Common Stock	800	5.6600	02/09/2016
Purchase of Common Stock	500	5.6300	02/09/2016
Purchase of Common Stock	100	5.6200	02/09/2016
Purchase of Common Stock	300	5.5900	02/09/2016
Purchase of Common Stock	50	5.5500	02/09/2016
Purchase of Common Stock	2,217	5.5600	02/09/2016
Purchase of Common Stock	300	5.5700	02/09/2016
Purchase of Common Stock	1,700	5.5200	02/09/2016
Purchase of Common Stock	1,700	5.5100	02/09/2016
Purchase of Common Stock	800	5.5000	02/09/2016
Purchase of Common Stock	800	5.4800	02/10/2016
Purchase of Common Stock	800	5.4400	02/10/2016
Purchase of Common Stock	100	5.4500	02/10/2016
Purchase of Common Stock	39	5.4700	02/10/2016
Purchase of Common Stock	100	5.5100	02/10/2016
Purchase of Common Stock	726	5.5500	02/10/2016
Purchase of Common Stock	620	5.5600	02/10/2016
Purchase of Common Stock	300	5.5800	02/10/2016
Purchase of Common Stock	600	5.5900	02/10/2016
Purchase of Common Stock	100	5.5400	02/10/2016
Purchase of Common Stock	846	5.3600	02/11/2016
Purchase of Common Stock	1,599	5.3400	02/11/2016
Purchase of Common Stock	100	5.3300	02/11/2016
Purchase of Common Stock	200	5.3200	02/11/2016
Purchase of Common Stock	100	5.2800	02/11/2016
Purchase of Common Stock	800	5.2900	02/11/2016
Purchase of Common Stock	1,500	5.2600	02/11/2016
Purchase of Common Stock	100	5.2300	02/11/2016
Purchase of Common Stock	500	5.2200	02/11/2016
Purchase of Common Stock	1,700	5.2100	02/11/2016
Purchase of Common Stock	200	5.2000	02/11/2016
Purchase of Common Stock	300	5.1900	02/11/2016
Purchase of Common Stock	300	5.1500	02/11/2016
Purchase of Common Stock	400	5.1600	02/11/2016
Purchase of Common Stock	912	5.1700	02/11/2016
Purchase of Common Stock	300	5.2500	02/12/2016
Purchase of Common Stock	800	5.2600	02/12/2016
Purchase of Common Stock	880	5.2400	02/12/2016
Purchase of Common Stock	100	5.2000	02/12/2016
Purchase of Common Stock	100	5.2300	02/12/2016
Purchase of Common Stock	100	5.2900	02/12/2016
Purchase of Common Stock	1,400	5.4200	02/16/2016
Purchase of Common Stock	1,000	5.4400	02/16/2016

CUSIP NO. 47200B 10 4

Purchase of Common Stock	24	5.4300	02/16/2016
Purchase of Common Stock	2,406	5.4000	02/16/2016
Purchase of Common Stock	1,500	5.3900	02/16/2016
Purchase of Common Stock	1,800	5.4100	02/16/2016
Purchase of Common Stock	401	5.3700	02/16/2016
Purchase of Common Stock	677	5.3800	02/16/2016
Purchase of Common Stock	1,200	5.4700	02/17/2016
Purchase of Common Stock	899	5.4800	02/17/2016
Purchase of Common Stock	900	5.5100	02/17/2016
Purchase of Common Stock	350	5.5000	02/17/2016
Purchase of Common Stock	100	5.5600	02/18/2016
Purchase of Common Stock	600	5.5500	02/18/2016
Purchase of Common Stock	600	5.5300	02/18/2016
Purchase of Common Stock	400	5.5400	02/18/2016
Purchase of Common Stock	800	5.5200	02/18/2016
Purchase of Common Stock	700	5.5000	02/18/2016
Purchase of Common Stock	17	5.4800	02/18/2016
Purchase of Common Stock	200	5.5900	02/19/2016
Purchase of Common Stock	1,200	5.5300	02/19/2016
Purchase of Common Stock	100	5.4800	02/19/2016
Purchase of Common Stock	10	5.5000	02/19/2016
Purchase of Common Stock	1,200	5.5400	02/19/2016
Purchase of Common Stock	800	5.5200	02/19/2016
Purchase of Common Stock	100	5.4900	02/22/2016
Purchase of Common Stock	266	5.5100	02/22/2016
Purchase of Common Stock	100	5.4800	02/22/2016
Purchase of Common Stock	200	5.5600	02/23/2016
Purchase of Common Stock	200	5.5700	02/23/2016
Purchase of Common Stock	900	5.5500	02/23/2016
Purchase of Common Stock	100	5.5300	02/23/2016
Purchase of Common Stock	200	5.5200	02/23/2016
Purchase of Common Stock	100	5.4900	02/24/2016
Purchase of Common Stock	100	5.5300	02/24/2016
Purchase of Common Stock	400	5.5700	02/24/2016
Purchase of Common Stock	900	5.6700	02/25/2016
Purchase of Common Stock	100	5.6600	02/25/2016
Purchase of Common Stock	950	5.7900	02/26/2016
Purchase of Common Stock	200	5.7800	02/26/2016
Purchase of Common Stock	700	5.7400	02/26/2016
Purchase of Common Stock	170	5.7100	02/26/2016

WOLVERINE HOLDINGS, L.P. (THROUGH WOLVERINE TRADING, LLC)

Sale of Common Stock (1)	(900)	5.0000	02/19/2016
Purchase of Common Stock (2)	100	7.5000	02/19/2016

____________________
1 Represents the assignment of certain February 19, 2016 $5.00 call options exercised on February 19, 2016 by Wolverine Trading, LLC.

2 Represents the assignment of certain February 19, 2016 $7.50 put options exercised on February 19, 2016 by Wolverine Trading, LLC.